FOR IMMEDIATE RELEASE

ENTERRA ENERGY CLOSES ACQUISITION OF ROCKY MOUNTAIN ENERGY CORP.

Calgary, AB-September 30, 2004 – Enterra Energy Trust ("Enterra")  (NASDAQ: EENC, TSX: ENT.UN) and Rocky Mountain Energy Corp. ("Rocky") (TSXV: RME) today announced the closing of the acquisition by Enterra of all of the issued and outstanding common shares of Rocky.

The acquisition was paid for by the issuance of 1,946,576 Enterra trust units, 341,882 Enterra exchangeable shares and cash of C$7,233,746.  Each Rocky common share was exchanged for either 0.35078 Enterra trust units, exchangeable shares or cash.  The Enterra trust units and exchangeable shares were valued at C$17.39, valuing the common shares of Rocky at C$6.10 per share.  The transaction, including assumption of Rocky debt, has been valued at approximately C$52 million.

On September 28, 2004 the Plan of Arrangement for the acquisition of Rocky by Enterra received unanimous approval at the special meeting of shareholders of Rocky and the approval of the Court of Queen's Bench of Alberta.  The acquisition was completed the next day on September 29, 2004.

As a result of this acquisition, Enterra will have approximately 25 million trust units outstanding.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.

“This acquisition provides Enterra with additional production and development opportunities,” said Luc Chartrand, President and CEO of Enterra.  “These opportunities will be developed through a joint venture arrangement with JED Oil Inc.  This development program should begin in the fourth quarter of 2004.”

As per an independent reserve report dated August 1, 2004 Rocky has approximately 3 million barrels of oil equivalent (“BOE”) of proved and probable reserves, consisting of 2.4 million barrels (“bbls”) of oil and 3.6 billion cubic feet (“Bcf”) of natural gas.  Approximately 70% of the reserves are in the proved category.

Enterra currently pays out a monthly distribution of US$0.13.

Additional information can be obtained at the Company’s website at: www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Luc Chartrand, 403/213-2502

Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237

Sarah Svindland, 212/836-9611

www.enterraenergy.com

www.theequitygroup.com